Exhibit 99.2

© 2024 Alarum Technologies Ltd. All Rights Reserved. Corporate Presentation March 2024 NASDAQ / TASE: ALAR NASDAQ / TASE : ALAR

Disclaimer & Forward - Looking Statements This presentation was by prepared Alarum Technologies Ltd . (the "Company“ or “Alarum”) . This presentation does not constitute an offer to purchase or sell securities of the Company or an invitation to receive such offers, nor does it constitute a recommendation or opinion with respect to the Company's securities and is intended for informational purposes only . The information presented in the presentation with respect to the Company's operations is concise and presented for convenience purposes only and does not provide all of the information on the Company and its subsidiaries and its business, nor is it a substitute for inspection of the Company’s periodic reports . This presentation may contain copyrighted material the use of which has not always been specifically authorized by the copyright owner . We are making such material available in our efforts to advance understanding of issues related to our solutions . This presentation may also contain links or reference to other third - party websites . Such links or references are only for the convenience of the reader, user or browser ; Alarum and its members do not recommend or endorse the contents of the third - party sites . This presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses its estimated revenue, annual run - rate, the potential of its products, its strategy and growth drivers, the execution of its business strategy, the future value for shareholders and customers, its high retention rate, market potential for its products and future market growth . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20 - F filed with the SEC on March 14 , 2024 , and in any subsequent filings with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . 2

Alarum Technologies A publicly traded company Dual listed on Nasdaq and TASE. Holds 100% of NetNut, a global provider of internet access and web data collection solutions. Providing data collection solutions Offer enterprises with advanced tools to gather, analyze and extract data from the web anonymously without getting misled, manipulated or blocked. Innovation, stability & competitive edge Our innovative data collection solutions support enterprises worldwide in expanding and growing their business by maintaining competitive advantage, leading the market and improve financial outcomes. Lead the data collection market with innovative in house developed products, using advanced AI technologies , collaboration with elite teams, building on our robust well - established network. 3

About Us

Internet access and web data collection solutions

Financial Results

78% CAGR
Over 5 years

~$26.5 million
Revenues 2023 up 43% YoY

75%
Gross Margin Q4 2023

$1.7 million Net profit
Q4 2023

$2.2 million
Adjusted EBITDA Q4 2023

Balance Sheet

$10.9 million*
In cash
company is well funded

No debt**
No toxics, low number of warrants, no ATM

Senior management
Invested over $1 million in the last investment

Business

$17 billion
Total addressable market
Operate in the attractive market of data collection***

NetNut
Is a leading well-known global brand in the field

High retention rate

SAAS
product is fully SAAS:
Online sales,
Subscription base

* As of December 31, 2023
**Except $1.1 M revenue sharing loan
***Sources: Data Collection and Labeling, Grand View Research, 2023,

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Business Timeline 2013 - 2019 Focus on cybersecurity solutions for enterprises 2019 - 2021 Strategic shift to M&A Acquired NetNut 2022 Started our path to profitability 2023 Focus on NetNut: • Sold our enterprises cybersecurity activity • Scaled down consumer activity As of H2 2023, Alarum is focused only on its data collection solutions 5 Q4 2023 Achieved record revenue and net profit of $1.7 million

Market Overview – Data Collection Global Market Size Valued at $2.2 billion in 2022, expected to expand at a CAGR of 28.9% from 2023 to 2030 to reach $17.1B Market Drivers: Data - Backed Decisions: The growing importance of data - backed decisions for businesses necessitates a constant flow of data Critical for AI: Data collection and labeling play a critical role in model development, accuracy and functioning of AI systems that must train its model on big data sets Social Media: Monitoring and understanding of social media activity, enabling more effective marketing and improving user experiences for digital marketing growth Buyer Trends: End - users are demanding a complete web - data platform featuring an entirely - automated data labeling stack Sources: Data Collection and Labeling, Grand View Research, 2023 , Global IP Proxy Networks Market Frost & Sullivan 2019 High - speed, scalable IP Proxy Network (IPPN) enables comprehensive and geographically diverse data collection IPPN $259.7M Data Collection & Labelling $17.1B Example Acquisition of IP Proxy Business Y2017: EMK Capital acquired Bright Data, world’s largest IP proxy provider at estimated X5 over revenues* 6

Data Co lection Landscape NetNut's Robust Network IPPN Solutions NetNut AI Data Collector Product Line Data Collector Data Collection and Labelling Data Sets Data Insights Data Insights Data Sets Website Unblocker Google SERP Scraper API Future Growth Engines Current solutions 7

Google SERP Scraper API Data Collection Landscape NetNut AI Data Collector Product Line Data Collector Website Unblocker Data Sets Data insights IPPN Solutions Data Collection and Labelling Data insights 8 Data sets NetNut's Robust Network

The Need: Enterprise Cha lenges Websites increasingly change their displayed information based on user IP address, location & demographic attributes To conduct competitor analysis, price comparisons & data extraction, companies need to access websites as a “simulated user” to capture the REAL & ACCURATE information To browse the internet while maintaining anonymity, enterprises need to mask their IP address Air Travel Example USA via NetNut IPPN If browsing from Germany US Based Air Line's Web Site Germany Based Air Travel Web Site German consumer looking for flight ticket in the US WWW 9 Companies that do not adopt business IP proxy solutions that simulate different users are at risk of gathering incorrect & misleading data, or being exposed IPPN Solutions

Our customers seamlessly collect accurate, transparent & in scale data from any public online sources NetNut's platform is based on our proprietary reflection technology. Our hybrid network infrastructure comprises of more than 1,000 servers and over 700 proxy servers deployed around the globe connected to 52 million IPs of various types including ISP IPs and data center IPs in leading data centers providing full global coverage Our Customers’ Value : Business continuity by preventing blocking and misleading data Efficiency and cost reduction by automation Increasing revenues by full geographic coverage and data in scale Improving AI models by training with big data IPPN Solutions 10

Selected Use Cases Ad verification Our ad network customers view their advertisers' landing pages to ensure they don't contain malware or improper ads. This verification is crucial for fraud detection. Travel Travel companies collect pricing information of their competitors from different GEO location. Our network allows them to adapt their pricing accordingly and gain competitive advantage. Brand protection Corporations, such as Nike and Adidas, monitor the web for proper use of their brand to protect their Intellectual Property, trademarks and pricing strategy. Business intelligence E - commerce companies similar to Ebay or Amazon collect product related features and pricing from the web using our network to get the data in a reliable way without being misled. SEO Monitoring Search engine data helps to provide insights for tracking rankings, checking Google’s index, local listings or gaining data on competitive SEO practices and strategies. Web data extraction Web scraping involve s collecting data from websites to scan public records, maintain the competitive advantage, strengthen sales intelligence or scraping social media data. IPPN Solutions 11

IPPN Solutions

alarum

Customer Case Study:
Dynamic Pricing Company Success with NetNut's Network

12B
requests/month

1,020T
of data collection

99%
success rates on average

Using **52M+** IPs from various countries worldwide

Customer and Industry Profile

Based in the USA, the Dynamic Pricing Company has a global team spread across 15 countries and customers in 100+ countries spread across all six continents. The company offers an innovative data driven solution which dynamically manage pricing and rates based on real-time: help vacation rentals increase revenues and save them hours in the process.

Challenges

The company experienced significant difficulties in collecting vast amounts of data from various sites in real-time. Ensuring the localization of data was also a critical concern. Due to the extensive scale of the data collection effort, issues with reliability and challenges in circumventing blocking mechanisms were common.

Solutions Provided by NetNut

NetNut delivered a comprehensive solution to the company, seamlessly integrating both rotating residential and data center proxies. This fusion of offerings allowed the company to customize its web data collection strategies for each target site, ensuring the use of the most appropriate IP product. Concurrently, this approach facilitated cost-saving measures without sacrificing quality.

Our Value

By leveraging NetNut's advanced proxy solutions, the Dynamic Pricing Company achieved remarkable improvements in its web data collection processes. These enhancements have directly contributed to the company's ability to provide more efficient and effective dynamic pricing services to its clients.

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Data Collection Landscape NetNut's Robust Network NetNut AI Data Collector Product Line Data Sets Data insights Website Unblocker Google SERP Scraper API IPPN Solutions Data Collection and Labelling Data insights Data sets Data Collector 13

Website Unblocker • 100 % success rate • Bypass advanced anti bot systems • Auto IP rotation, auto - retry, CAPTCHA solving, dynamic browser fingerprinting AI Data Collector • The advanced AI solution automatically adapts to website changes • Ensuring continuous data collection without any downtime SERP API • Simple API integration • Real time structured data • Search results from any location, site, device Data Collection Product Line Data Collection and Labelling 14

In Launch: AI Data Collector Enables enterprises to effortlessly generate a data collector within minutes, thanks to its intuitive, no - code interface. The tool’s advanced AI automatically adapts to website changes, ensuring continuous data collection without any downtime. No CAPTCHAs | Always Live | No Code | Set Your Own Schedule Data Collection and Labelling 15

Companies who love us… Dynamic Pricing 16 Email Verification Ad Verification Travel Data Aggregation Email Verification Scraping As A Service Social Media Data Collection SEO Market Research

Alarum - Exceptional Annual Revenue Growth Revenue increased 1700% (x18) Over five years $4.9 M $3.3 M $1.4 M $10.3 M $18.8 M $26.5 M 2023 2018 2019 2020 2021 2022 17

Customer Breakdown 2023 Travel Digital Marketing SEO Google People Data Brand Protection Sneakers Market Research eCommerce Automated Data Collection Ad verification Social Media Ticketing Sales Intelligence Re - Seller VPN X> $1,000,000 $5.8 million $9.9 million $4.7 million $0.8 million $0.1 million $100,000 <X< $1,000,000 $10,000 <X< $100,000 $1,000 <X< $10,000 0 <X< $1,000 85 48 43 19 17 14 3 34 131 196 591 20 18 17

NetNut: Revenue Growth and Operating Profit 2$M H1 2021 $3 M H2 2021 $2.2 M H1 2022 $0.1 M H2 2022 $2.2M H1 2023 Revenues Increased 350% Operating Profit (Loss) H1 2021 H1 2022 H1 2023 H2 2021 H2 2022 $3.5 M $2.8 M $3.7 M $4.8 M $8.4 M H2 2023 $12.9M $4.2M H2 2023 19

Customer S uccess NetNut’s Net Retention Rates We calculate our NRR as of a period end by starting with the Annual Recurring Revenues (ARR) from the cohort of all customers as of 12 months prior to such period - end, or the Prior Period ARR . We then calculate the ARR from these same customers as of the current period - end, or the Current Period ARR . Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months but excludes ARR from new customers in the current period . We then divide the Current Period ARR by the Prior Period ARR to arrive at the point - in - time NRR . We then calculate the average of the trailing four quarter point - in - time NRR to arrive at the NRR . 31.12.23 30.09.23 1.44 1.53 Net Retention Rates (NRR) represent the average growth rates of current customers only, without the revenues generated from new customers, but including up - sales and cross - sales on one hand and churn on the other hand. NRR greater than 100% indicates that the company experiences revenue growth from its existing customer base in the specific period even after accounting for lost revenue due to customers’ churn. Conversely, an NRR lower than 100% suggests that the company loses revenue from existing customers in the specific period due to churn which is higher than revenue gain through up - sells or cross - sells. In NetNut we have high NRR in 2023 - one of the reasons for the 2023 rapid revenue growth 20

Our Path to Profitability 1 The Company defines EBITDA (EBITDA loss) as net profit (loss) from continuing operations before depreciation, amortization and impairment of intangible assets, interest and tax, and defines Adjusted EBITDA (Adjusted EBITDA loss) as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share - based compensation expense 21 $3.1M Q1/22 $2.3M Q2/22 $1.6M Q3/22 $1.7M Q4/22 $0.06M Q1/23 $1.1M Q2/23 $1.9M Q3/23 Adjusted EBITDA 1 loss Adjusted EBITDA 1 $2.2M Q4/23 Net loss Net profit $4.7M Q1/22 $3.2M Q2/22 $2.4M Q3/22 $2.9M Q4/22 $0.7M Q1/23 $7.7M Q2/23 $1.1M Q3/23 Due to a material reduction in CyberKick’s goodwill and intangible assets $1.7M Q4/23

Balance Sheet & Cap Table Assets: * USD M * December 31, 2023 Trade & other receivables Goodwill Total Assets 20.1 Liabilities: Total equity 13.2 Long - term loan Other Liabilities Total balance sheet 20.1 173 713 6,285 Outstanding Employees allocated options 1 Employees allocated Restricted Share Units 2 Warrants 3 ADSs (thousand, %) 1 Weighted average exercise price $7.83, Mostly expire between 2030 - 2032 2 Vested ratably until end of 2026 3 Weighted average exercise price - $40; 220 thousand at exercise price of $2.72, 160 thousand at $12 and 280 thousand at $33 - $80 22 80% 9% 660 9% 2% Trade & other payables 2.8 Contract liabilities 2.0 1.1 1.0 Total liabilities 6.9 Cash 10.9 2.4 4.1 Intangibles 1.4 Other assets 1.3

Penetrate new territories Increase Network infrastructure, Geo coverage and end points Add AI and analysis capabilities to our data product to deliver end to end solution for end customers Engagement with Fortune 500 customers Web unblocker distribution AI Scraper 23

Leadership Chen Katz Chairman of the Board Shachar Daniel Chief Executive Officer, Co - Founder, Director Shai Avnit Chief Financial Officer Ezra Muallem Chief Operating Officer Moshe Kramer Senior V.P. R&D Jeffy Binhas Chief Revenue Officer Tomer Cohen Chief Technology Officer David Matrikin V.P. Product Strategy Eitan Bremler V.P. Product Dafna Lipowicz V.P. People Omer Weiss Corporate Legal Counsel 24

Achieved record net profit of $1.7 million and record Adjusted EBITDA of $2.2 million in Q4 2023 Record revenue for 2023 - $26.5 million Highly - scalable business model - 75%+ gross margins Innovation at the attractive growing market of data collection Record revenue and all time high operating cashflow for the fourth quarter of 2023 Key Takeaways 25

Thank You Investor Relations Michal Efraty Direct: +972 - 523044404 investors@alarum.io Alarum Technologies Ltd. Alarum Technologies Ltd. P.O. Box 174 30 Haarba'a Street Tel Aviv 6473925 Israel www.alarum.io NASDAQ / TASE : ALAR 26